SEYFARTH SHAW, LLP
55 E. MONROE STREET, SUITE 4200
CHICAGO, ILLINOIS 60603-5803
312-346-8000

July 11, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director
Division of Corporation Finance

Re:	India Globalization Capital, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Registration Statement No. 333-124942

Dear Mr. Reynolds:

     India Globalization Capital, Inc. (the “Company”) has filed with the Commission an Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”). For your convenience, we are providing you with three paper copies of Amendment No. 1, marked to show the changes made from the Registration Statement which was filed with the Commission on May 13, 2005. The changes reflected in Amendment No. 1 are intended to respond to the comments set forth in your letter dated June 24, 2005 (the “Comment Letter”). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references are to the pages in the Prospectus included in the Registration Statement filed with the Commission on May 13, 2005.

General

1. To date, the Company has not selected any target business for a business combination. Other than entering into a financial advisory agreement with Ferris, Baker Watts, Inc. to serve for two years as the Company’s exclusive financial advisor in connection with a business combination (as disclosed in the Prospectus), neither the Company, nor any of its affiliates or representatives has taken steps towards locating or consummating a business combination transaction.

2. The following table sets forth the recent registrations of ”blank check” companies underwritten on a firm commitment basis in which an officer, director or affiliate of the Company, or an underwriter or attorney involved in this registration have been involved.

Name of Officer,
Director, Affiliate,
Attorney or	Name of Blank	Date of	Securities		Amount in
Underwriter	Check Company	Effectiveness	Act Form	Status	Escrow

Ferris, Baker Watts, Inc.	JK Acquisition Corp.	N/A	S-1	Filed initial registration statement	N/A

Ferris, Baker Watts, Inc.	Oil & Gas Acquisition Corp.	N/A	S-1	Has not filed yet	N/A

Ferris, Baker Watts, Inc.	Harbor Acquisition Corp.	N/A	S-1	Has not filed yet	N/A

Ferris, Baker Watts, Inc.	Coldspring Capital, Inc.	N/A	S-1	Has not filed yet	N/A

Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP*	Oil & Gas Acquisition Corp.	N/A	S-1	Has not filed yet	N/A

Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP**	Manhattan Maritime Enterprises, Inc.	N/A	S-1	Has not filed yet	N/A

An Attorney at Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP***	Great Wall Acquisition Corp.****	March 17, 2004	S-1	Closed on March 23, 2004. Exercised Over-allotment option on March 30, 2004	$20,400,000 from the offering and $2,761,265 from the over-allotment option

An Attorney at Gersten, Savage, Kaplowitz, Wolf & Marcus, LLP***	China Mineral Acquisition Corp.****	August 24, 2004	S-1	Closed on August 30, 2001	$20,400,000

*	Counsel to Issuer

**	Counsel to entities that are shareholders in the company.

***	Transactions completed by attorney at previous firm.

****	To date, the entity has not engaged in the desired business combination outlined in the prospectus.

3. There are no redemption rights for shares purchased by our existing stockholders prior to or during this offering and consequently, we do not believe any disclosure is necessary. All such shares held by our existing stockholders will be held in escrow and will not be released until six months after the consummation of a business combination, subject to certain limited exceptions. Further, pursuant to the letter agreements executed by each of our existing stockholders (which are attached as Exhibits to the Registration Statement), our existing stockholders are not entitled to convert any of their shares received prior to, during or after the offering and must vote such shares in accordance with the majority vote of the public stockholders. We have added the foregoing disclosure to the Prospectus. Public stockholders do not have redemption rights, but may exercise certain conversion rights in connection with voting against a proposed business combination. As such, it will entitle public stockholders to convert their stock into a pro-rata share of the trust account (approximately $5.40 per share), including any interest earned on their portion of the trust account; provided, however, they exercise their conversion rights and the business combination is approved and consummated. Although the converting public stockholder’s pro-rata share of the trust account is most certainly less than the per share unit price, a converting public stockholder does not forfeit his or her right to exercise any warrants he or she may hold. Accordingly, the converting public stockholder continues to retain a financial advantage with utilizing his or her conversion rights to vote against a business combination. We have added the foregoing disclosure to the Prospectus.

     With respect to the Underwriters’ unit purchase option, none of the option, the units underlying the option, the shares and warrants underlying the unit, may be sold, transferred, assigned, pledged or hypothecated for a one year period following the date of effectiveness of the registration statement. For the reasons enumerated above, we do not believe it is necessary to add any additional disclosure regarding warrants purchased by the Underwriters on the open market.

4. We have added language to the Prospectus to disclose that prior to the consummation of a business combination, there will be no fees, reimbursements or cash payments made to the Company’s existing stockholders and/or officers and directors, except for (1) expense reimbursement, (2) stock issued to officers, directors and advisors, (3) the repayment of a loan from Mr. Mukunda to the Company, and (4) payments to IGN, LLC for administrative services.

5. We have added language to the Prospectus to disclose that the Company may use a portion of the funds not held in trust to make a down payment or to fund a “no-shop” provision with respect to a particular business combination. In addition, we have added language to disclose that if the Company is required to forfeit any of those funds, it may be left with insufficient funds to continue searching for, or conduct due diligence with respect to, other potential target businesses.

6. We have added language to the Prospectus to disclose that the Company may raise additional capital through the sale of securities or loans if additional funds are required to consummate a business combination, although the Company has not engaged or retained, had any discussions with, or entered into any agreements with, any third party regarding any potential financing transactions.

7. We will forward a copy of the NASD “no objection” letter to the Staff when it becomes available.

8. We have applied for listing on the American Stock Exchange and intend to avail ourselves of the exemption from registration under Section 18(b)(4)(A) regarding company securities listed on the American Stock Exchange. Accordingly, we intend to withdraw the registration of our securities in the States enumerated in the Underwriting section of the Registration Statement.

9. We have added an additional “Risk Factor” to disclose specifically that the Company’s current management may not remain following consummation of a business combination.

Cover page of Prospectus

10. We have added the offering price per Unit.

11. We have added language to explain the factors that Ferris, Baker Watts, Inc. will consider in determining to allow earlier separate trading.

Table of Contents

12. We have deleted the last sentence (relating to the accuracy of information in the Prospectus on a date other than the date of the Prospectus) in the bold face paragraph that follows the Table of Contents. We have also deleted the similar language from the back page of the Prospectus.

Prospectus Summary, page 1

13. We have revised the summary and business sections to delete promotional statements and to support reasonable statements of belief where applicable.

14. The Company has obtained the consent of Mega Ace Consultancy, an India-based think tank, to cite from their reports to support the Company’s description of market conditions in India. Mega Ace has also consented to being named as an expert in the Prospectus. A copy of Mega Ace’s consent is being filed as an exhibit to the Registration Statement.

15. We have revised the language to make it clear that a business combination will not proceed if either a majority of the Common Stock issued in the offering voting on the transaction fails to approve the transaction or if holders of more than 20% of the Common Stock issued in the offering both vote against the transaction and exercise their conversion rights. In addition, we have added language to clarify that a stockholder must first vote against a proposed business combination in order to have a right to convert the stockholder’s shares of Common Stock into a pro rata share of the trust account.

16. We have added language to clarify that stockholders who convert their shares into their pro rata share of the trust account will continue to have the right to exercise any warrants that they hold.

17. We have added language to make it clear that if the over-allotment option is exercised after the filing of the initial Form 8-K, then the Company will file an amendment to the Form 8-K to provide updated financial information to reflect the exercise of the over-allotment option.

18. We have revised the disclosure in the Prospectus to reflect that redemption of the warrants by the Company would include warrants held by Ferris, Baker Watts, Inc. as a result of the exercise of their unit purchase option.

19. We have added language to explain the Company’s redemption criteria.

Risk Factors, page 7

20. We have replaced the first “Risk Factor” on page 12, and deleted the first “Risk Factor” on page 15.

Risks associated with companies with primary operations in India, page 16

21. We have deleted the first “Risk Factor” under this heading on page 16.]

22. We have added a “Risk Factor” dealing with exchange controls that exist in India. We have also added a “Risk Factor” regarding withholding tax issues.

Forward –Looking Statements, page 19

23. We have deleted the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act from the first sentence of the first paragraph under the heading “Forward-Looking Statements” on page 19.

24. We have deleted the word “will” as an identifiable term for forward-looking statements.

Use of Proceeds, page 20

25. We have added language to disclose possible operating expenses of a target business that might be paid with any amounts not paid as consideration to the sellers of a target business.

26. We have added a parenthesis following “approximately $1,900,000” in the first sentence of the second paragraph on page 21.

27. We have added language to explain that Mr. Mukunda will supervise the due diligence process with prospective target companies and, once a target company is identified, the Company expects that Mr. Mukunda will devote substantially all of his time to the Company during the due diligence process. We have also added language indicating that the Company expects that the due diligence process will be conducted by the employees and advisors to the Company, together with the Company’s outside attorneys, accountants and other representatives. Other than reimbursement of expenses, no compensation payments will be made to the Company’s employees and advisors for performing due diligence.

28. The Company does not believe that reimbursement of out-of-pocket expenses should be considered compensation, and therefore, the Company believes that the two sentences are not in conflict. We have added language to disclose that the reimbursement of expenses incurred during the performance of due diligence may be paid from the $300,000 allocated to due diligence in the table.

Capitalization, page 22

29. We have included the $100,000 loan from Mr. Mukunda to the Company in the capitalization table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

30. We have added language to explain that in the event of a business combination, the proceeds of the offering held in the trust will be used for the following: (1) to pay the purchase price of a business combination, (2) to pay the fees and costs due to Ferris, Baker Watts, Inc. as financial advisor to the Company, (3) to pay any finder’s or other professional fees and costs, and (4) to pay any fees and costs the Company may incur in connection with any debt or equity financing relating to the business combination.

Proposed Business, page 27

31. We have revised this statement to indicate that India provides previously unavailable opportunities as a result of recent deregulation, rather than the original statement that “India presents fairly unique opportunities . . . .”

Effecting a Business Combination, page 29

32. We have added language to state that neither the Company, nor any agent or representative of the Company, has taken steps towards locating or consummating a business combination transaction.

33. We have added language to describe the terms of the letter advisory agreement between the Company and Ferris, Baker Watts, Inc. and the services that Ferris, Baker Watts, Inc. will perform. There is no practical way for us to determine the purchase price of a future business combination in order to calculate the advisory fee for inclusion in the “Use of Proceeds” section. Pursuant to our discussion with Mike Karney on July 1, 2005, we have added a footnote to the “Use of Proceeds” section to include the 2% advisory fee payable to Ferris, Baker Watts, Inc. in connection with a business combination.

34. Other than the monthly fee of $7,500 payable to IGN LLC for general and administrative services, including office space, utilities and secretarial support, all of which is disclosed in the Prospectus, no other fees are payable to IGN LLC.

35. We have added language explaining that the Company intends to contact investment bankers and others in the investment community, including law and accounting firms and industry experts. In addition, the Company intends to contact directly prospective targets identified by the Company’s employees and advisors. The Company also expects that it may be contacted by unsolicited parties who become aware of the Company’s interest in prospective targets through press releases, word of mouth, media coverage and the Company’s website, if those outlets develop. We have also added language disclosing that the Company may pay a finder’s fee, on a success basis only, to unaffiliated parties providing business combination proposals to the Company. The Company expects that any finder’s fee would be expressed as a percentage of the value of the business combination, consistent with local market conditions at the time of the business combination.

36. We have added language explaining that management, specifically Mr. Mukunda, will supervise the due diligence process, with assistance from the Company’s employees, internal advisors, and service providers, including Ferris, Baker Watts, Inc. in its capacity as advisor for business combinations.

37. We have added language to clarify that the only payments that officers, directors, stockholders or special advisors of the Company will receive from the proceeds of the offering are (1) out-of pocket expenses incurred in conducting due diligence, (2) repayment of the loan from Mr. Mukunda to the Company, and (3) payments to IGN, LLC for administrative services.

38. We have included an additional “Risk Factor” to disclose that the Company is not required to obtain an opinion from an independent investment banking firm as to the fair market value of a target business unless the Board is unable to make the determination or if a conflict of interest exists.

39. We have added language to explain that in the case of multiple transactions that must close contemporaneously, the Company’s limited resources may limit its ability simultaneously to conduct due diligence and negotiate acquisition agreements with multiple companies.

40. We have clarified that neither the Company, nor any affiliate of the Company, will pay a finder’s, consulting or similar fee to the management or existing stockholders of the Company in connection with a business combination involving the Company or any affiliate of the Company.

Employees, page 34

41. We have added language to disclose that the Company expects Mr. Mukunda and Mr. Cherin to devote approximately 15 hours per week to the business of the Company. In addition, as noted in our response to Comment No. 27, the Company expects that once a target company is identified, Mr. Mukunda will devote substantially all of his time to the Company during the due diligence process.

Management, page 38

42. We have included the dates that each director was elected a director of the Company.

Certain Relationships and Related Transactions, page 40

43. We have added language to disclose that existing stockholders are required to vote any shares of Common Stock that they hold in accordance with the vote of the majority of the public stockholders holding shares of Common Stock issued in the offering.

44. Since no specific business combination is currently contemplated, and the status of current management following any business combination cannot now be determined , we are unable to disclose what benefits, if any, may be received by related parties in any business combination. Other than the administrative services contract with IGN LLC, no related party is entitled to receive any specific benefit in connection with or following a business combination.

Principal Stockholders, page 36

45. We have added language to explain the purpose of the disclosed warrant purchases.

Description of Securities, page 45

46. We have added language to describe the “certain limited exceptions.”

Underwriting, page 49

47. The procedures followed with respect to any electronic offer, sale or distribution of shares will be consistent with those previously described to and cleared by the Office of Chief Counsel.

48. To date, there are no arrangements between the Company, the underwriters and any third party to host or access the preliminary Prospectus on the Internet. The underwriters may, however, distribute copies of the Prospectus in pdf or similar format.

49. We have deleted the references in the Prospectus to a directed share program as this will not be a part of the offering.

Regulatory Restrictions on Purchase of Securities, page 51

50. We have added language describing the relevant provisions of Regulation M.

51. In the event the underwriters make stabilizing bids, they will notify the American Stock Exchange of the transaction and disclose the stabilizing purpose to the person to whom the bids are placed. In addition, the underwriters will only make stabilizing bids for the purpose of preventing or retarding a decline in the market price of a security. The underwriters will also comply with Rule 17a-2 relating to the recordkeeping requirements in connection with any stabilizing activities.

Financial Statements

52. We have added the requested disclosure to Note C.

General

53. We have included updated audited financials as of June 30, 2005.

54. A currently dated consent of the independent accountants has been included in this filing.

     The Company appreciates the Staff’s comments with respect to the Registration Statement. If you have any questions with respect to this letter, please contact the undersigned at (312) 269-8962.

Very truly yours,

SEYFARTH SHAW, LLP

By:   /s/  Michael E. Blount

MEB:tbm

cc:	Thomas Kluck
Mike Karney
Maureen Bauer
Terence O’Brien
Ram Mukunda
John Cherin
Stanley Jutkowitz
Jay Kaplowitz
Peter Bilfield
Peter Gennuso